EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED
PRICES C$500 MILLION IN 5 YEAR NOTES
CALGARY, ALBERTA – JUNE 3, 2015 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited ("Canadian Natural" or the “Company”) announces that on June 3, 2015 it priced C$500 million principal amount of notes through the reopening of its 2.89% medium-term notes, series 2, due August 14, 2020 sold at a price of C$101.932 per $100 principal amount to yield 2.49% to maturity, which have been sold to investors in Canada.
Net proceeds from the sale of the notes will be used for general corporate purposes relating to the Company’s core regions of operations. The Company may also use the net proceeds for repayment of indebtedness.
CIBC World Markets Inc. and RBC Dominion Securities Inc. acted as joint lead agents and joint bookrunners for the offering. BMO Nesbitt Burns Inc., Scotia Capital Inc., Altacorp Capital Inc., Desjardins Securities Inc., and Merrill Lynch Canada Inc. acted as co-agents.
The sale of the notes was the second issuance under the Canadian base shelf prospectus dated November 1, 2013 that allows for the issuance of debt securities in an aggregate principal amount of up to C$3 billion.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED
2100, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: Facsimile: Email: Website:	(403) 514-7777 (403) 514-7888 ir@cnrl.com www.cnrl.com	STEVE W. LAUT President COREY B. BIEBER Chief Financial Officer & Senior Vice-President, Finance DOUGLAS A. PROLL Executive Vice-President
Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com